Exhibit (a)(5)(E)
MOLEX COMPLETES CASH TENDER OFFER FOR WOODHEAD INDUSTRIES
     Lisle, Illinois, USA — August 7, 2006 — Molex Incorporated (Nasdaq: MOLX and MOLXA), a global electronic components company, announced today that its wholly-owned subsidiary has completed its cash tender offer for all outstanding shares of common stock of Woodhead Industries, Inc. at a price of $19.25 per share.
     The tender offer and withdrawal rights expired at midnight, New York City time, on Friday, August 4, 2006. According to the depositary for the offer, a total of 11,713,124 shares (representing approximately 93.7% of the outstanding shares), including 185,006 shares subject to guarantees of delivery, were tendered and not withdrawn prior to the expiration of the offer. MLX Acquisition Corp., a wholly-owned subsidiary of Molex, has accepted for purchase all shares tendered and not withdrawn in accordance with the terms of the offer. Stockholders who validly tendered prior to the expiration of the offer and whose shares were not properly withdrawn will promptly receive the offer price of $19.25 per share, net to the seller in cash, without interest and less any required withholding taxes.
     As previously disclosed, Molex and Woodhead intend to effect a merger pursuant to which Woodhead will become a wholly-owned subsidiary of Molex. In the merger, each share of Woodhead’s outstanding common stock will be cancelled and (except for shares held by Molex, its subsidiaries or stockholders properly exercising statutory appraisal rights under Delaware law) will be converted into the right to receive $19.25 per share, net to the seller in cash, without interest and less any required withholding taxes. Thereafter, Woodhead’s common stock will cease to be traded on the Nasdaq Global Select Market. It is currently anticipated that the merger will be implemented on an expedited basis pursuant to the short-form procedure available under Delaware law.
About Molex
      Molex is based in Lisle, Illinois and is a 68-year-old manufacturer of electronic components, including electrical and fiber optic interconnection products and systems, switches and integrated products, with 58 plants in 19 countries throughout the world.
About Woodhead
      Woodhead, based in Deerfield, Illinois, develops, manufactures and markets network and electrical infrastructure products engineered for performance in harsh, demanding, and hazardous industrial environments and operates from 21 locations in 10 countries spanning North America, Europe and Asia/Pacific.
Notice to Investors:
     This announcement is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer was made pursuant to a tender offer statement on Schedule TO (including the Offer to Purchase, Letter of Transmittal and other related tender offer materials), as amended, filed by Molex and MLX Acquisition Corp. with the SEC. Stockholders should read the tender offer statement (and related materials), as amended, because they contain important information. Those materials may be obtained for no charge on the SEC’s Web site at www.sec.gov.
For further information, please contact:
Neil Lefort, Senior Vice President, Molex Incorporated, telephone (630) 527-4344